Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three Months Ended 30 June 2025

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 June 2025	31 March 2025
Assets
Current assets:
Cash and cash equivalents	$391.6	$562.7
Restricted cash and cash equivalents	1,707.8	5.0
Restricted cash and cash equivalents - Asbestos	12.4	37.9
Restricted short-term investments - Asbestos	183.2	175.8
Accounts and other receivables, net	323.2	391.8
Inventories	382.9	347.1
Prepaid expenses and other current assets	86.6	100.6
Assets held for sale	75.9	73.1
Insurance receivable - Asbestos	5.7	5.5
Workers’ compensation - Asbestos	2.4	2.3
Total current assets	3,171.7	1,701.8
Property, plant and equipment, net	2,230.1	2,169.0
Operating lease right-of-use-assets	69.7	70.4
Goodwill	209.7	193.7
Intangible assets, net	155.7	145.6
Insurance receivable - Asbestos	23.2	23.2
Workers’ compensation - Asbestos	17.1	16.5
Deferred income taxes	595.0	600.4
Deferred income taxes - Asbestos	288.2	284.5
Other assets	26.3	24.8
Total assets	$6,786.7	$5,229.9
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$502.5	$446.4
Accrued payroll and employee benefits	88.6	133.3
Operating lease liabilities	21.8	21.6
Long-term debt, current portion	—	9.4
Accrued product warranties	6.8	7.3
Income taxes payable	15.1	10.3
Asbestos liability	124.5	119.4
Workers’ compensation - Asbestos	2.4	2.3
Other liabilities	81.9	60.2
Total current liabilities	843.6	810.2
Long-term debt	2,524.9	1,110.1
Deferred income taxes	129.2	121.1
Operating lease liabilities	63.3	63.9
Accrued product warranties	27.0	26.9
Asbestos liability	870.7	864.2
Workers’ compensation - Asbestos	17.1	16.5
Other liabilities	54.6	55.5
Total liabilities	4,530.4	3,068.4
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 429,866,368 shares issued and outstanding at 30 June 2025 and 429,818,781 shares issued and outstanding at 31 March 2025	222.1	222.1
Additional paid-in capital	279.8	271.9
Retained earnings	1,788.3	1,725.7
Accumulated other comprehensive loss	(33.9)	(58.2)
Total shareholders’ equity	2,256.3	2,161.5
Total liabilities and shareholders’ equity	$6,786.7	$5,229.9
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2025	2024
Net sales	$899.9	$991.9
Cost of goods sold	563.0	595.0
Gross profit	336.9	396.9
Selling, general and administrative expenses	156.1	149.8
Research and development expenses	12.1	11.8
Acquisition related expenses	29.4	—
Asbestos adjustments	0.7	(0.1)
Operating income	138.6	235.4
Interest, net	37.8	1.7
Other expense (income), net	11.1	(0.2)
Income before income taxes	89.7	233.9
Income tax expense	27.1	78.6
Net income	$62.6	$155.3
Income per share:
Basic	$0.15	$0.36
Diluted	$0.15	$0.36
Weighted average common shares outstanding (Millions):
Basic	429.9	433.1
Diluted	431.1	434.5
Comprehensive income, net of tax:
Net income	$62.6	$155.3
Currency translation adjustments	24.3	(6.4)
Cash flow hedges	—	(0.1)
Comprehensive income	$86.9	$148.8
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended 30 June
(Millions of US dollars)	2025	2024
Cash Flows From Operating Activities
Net income	$62.6	$155.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56.5	49.8
Lease expense	8.3	8.0
Deferred income taxes	13.8	41.6
Stock-based compensation	6.9	4.3
Asbestos adjustments	0.7	(0.1)
Non-cash interest expense	33.6	0.5
Other, net	22.1	8.4
Changes in operating assets and liabilities:
Accounts and other receivables	77.7	(0.2)
Inventories	(26.8)	(31.4)
Operating lease assets and liabilities, net	(7.9)	(8.4)
Prepaid expenses and other assets	(16.9)	(7.9)
Insurance receivable - Asbestos	0.9	1.3
Accounts payable and accrued liabilities	33.3	19.5
Claims and handling costs paid - Asbestos	(29.3)	(26.7)
Income taxes payable	4.6	22.0
Other accrued liabilities	(33.2)	(50.9)
Net cash provided by operating activities	$206.9	$185.1
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(103.2)	$(129.8)
Capitalized interest	(2.1)	(6.2)
Purchase of restricted investments - Asbestos	(56.6)	(58.8)
Proceeds from restricted investments - Asbestos	56.6	55.0
Net cash used in investing activities	$(105.3)	$(139.8)
Cash Flows From Financing Activities
Proceeds from senior secured notes	$1,700.0	$—
Repayments of term loan	(290.6)	(1.9)
Debt issuance costs	(6.3)	—
Repayment of finance lease obligations	(0.3)	(0.3)
Shares repurchased	—	(75.0)
Taxes paid related to net share settlement of equity awards	—	(0.2)
Net cash provided by (used in) financing activities	$1,402.8	$(77.4)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$1.8	$(0.4)
Net increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	1,506.2	(32.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	605.6	415.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$2,111.8	$383.3
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$19.6	$37.9
Non-cash ROU assets obtained in exchange for new lease liabilities	$2.7	$7.1

    The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

	Three Months Ended 30 June 2025
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2025	$222.1	$271.9	$1,725.7	$(58.2)	$2,161.5
Net income	—	—	62.6	—	62.6
Other comprehensive income	—	—	—	24.3	24.3
Stock-based compensation	—	6.9	—	—	6.9
Issuance of ordinary shares	—	1.0	—	—	1.0
Balances as of 30 June 2025	$222.1	$279.8	$1,788.3	$(33.9)	$2,256.3

	Three Months Ended 30 June 2024
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9
Net income	—	—	155.3	—	—	155.3
Other comprehensive loss	—	—	—	—	(6.5)	(6.5)
Stock-based compensation	—	4.1	—	—	—	4.1
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Shares repurchased	—	—	—	(75.0)	—	(75.0)
Shares cancelled	(1.5)	(1.4)	(72.1)	75.0	—	—
Balances as of 30 June 2024	$223.2	$259.4	$1,529.2	$—	$(74.8)	$1,937.0
The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe and New Zealand. In August 2024, the company ceased manufacturing in the Philippines.
As a subsequent event, on 1 July 2025, the Company completed the acquisition of The AZEK® Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States. For additional information on the AZEK acquisition, see Note 14 "Subsequent Event".
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2025 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity ("VIE"). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as "James Hardie", the "James Hardie Group" or the "Company". All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Summary of Significant Accounting Policies
During the three months ended 30 June 2025, the Company entered into an interest rate swap to manage market risks and reduce exposure resulting from fluctuations in interest rates associated with the new senior secured term facilities by converting a portion of its floating rate debt to fixed rate debt. The Company recognizes all derivative instruments at fair value and classifies them on the balance sheet as either Other non-current assets or Other current liabilities. The Company estimates the fair value of the interest rate swap using a valuation model based on observable market data, such as yield curves, and as such are classified as Level 2 within the fair value hierarchy. Changes in the fair value of derivative instruments that are not designated as hedges are recorded in earnings within Other expense (income), net and the related gains and losses are included in cash flows from operating activities at each measurement date. The Company does not use derivatives for trading purposes. Refer to Note 7 "Derivative Instruments" for further details on the Company's derivative instrument.
Other than noted above, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2025.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units, had been issued.
Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2025	2024
Basic common shares outstanding	429.9	433.1
Dilutive effect of stock awards	1.2	1.4
Diluted common shares outstanding	431.1	434.5
There were no potential common shares which would be considered anti-dilutive for the three months ended 30 June 2025 and 2024.
Potential common shares of 0.8 million and 0.6 million for the three months ended 30 June 2025 and 2024, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Upon the completion of the acquisition of AZEK, the Company issued 148,861,701 shares of common stock on 1 July 2025.
Accounting Standards Issued But Not Yet Adopted
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with its annual report for the fiscal year ending 31 March 2026 and will be required to make additional disclosures in the notes to the consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The amendments in this standard require disaggregation of specific expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. These amendments are effective for fiscal years beginning after 15 December 2026, and interim periods within fiscal years beginning after 15 December 2027, with early adoption permitted. The Company plans to adopt ASU No. 2024-03 starting with its annual report for the fiscal year ending 31 March 2028 and is currently evaluating the impact of the guidance to the consolidated financial statements.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 June 2025
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement	$641.8	$121.6	$20.8	$784.2
Fiber gypsum	—	—	115.7	115.7
Total	$641.8	$121.6	$136.5	$899.9

	Three Months Ended 30 June 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement	$729.3	$135.3	$21.2	$885.8
Fiber gypsum	—	—	106.1	106.1
Total	$729.3	$135.3	$127.3	$991.9
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 June	31 March
(Millions of US dollars)	2025	2025
Cash and cash equivalents	$391.6	$562.7
Restricted cash	1,707.8	5.0
Restricted cash - Asbestos	12.4	37.9
Total	$2,111.8	$605.6

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Restricted cash includes funds held in an escrow account for the US$1.7 billion senior secured notes entered into in June 2025, pending the satisfaction of certain escrow release conditions, which were met on 1 July 2025 upon the close of the AZEK acquisition. It also includes interest received on these funds held in escrow, as well as amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes. See Note 5 "Debt" for further details.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of Asbestos Injuries Compensation Fund ("AICF").
4.  Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2025	2025
Finished goods	$276.0	$243.9
Work-in-process	30.1	26.5
Raw materials and supplies	90.5	87.4
Provision for obsolete finished goods and raw materials	(13.7)	(10.7)
Total	$382.9	$347.1
5.  Debt
The Company’s debt obligations are as follows:

	30 June	31 March
(Millions of US dollars)	2025	2025
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$469.2	$433.4
5.000% Senior notes due 2028	400.0	400.0
Term Loan due 2028	—	290.6
Secured debt:
5.875% Senior notes due 2031	700.0	—
6.125% Senior notes due 2032	1,000.0	—
Unamortized debt issuance costs	(44.3)	(4.5)
Total debt	2,524.9	1,119.5
Less current portion	—	(9.4)
Total Long-term debt	$2,524.9	$1,110.1

Weighted average interest rate of total debt	5.4%	4.8%

Fair value of Senior unsecured notes (Level 1)	$865.5	$817.7
Fair value of Senior secured notes (Level 1)	$1,720.6	$—

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Debt Facilities - Terminated
The following debt facilities were terminated during the three months ended 30 June 2025, and the remaining associated debt issuance costs of US$32.9 million were written off to interest expense. Included in the write off were Bridge Commitment costs of US$31.5 million which were classified as Prepaid expenses and other current assets as of 31 March 2025.
Term Loan Agreement ("TLA")
In April 2025, the Company used existing cash resources to pay off the outstanding balance and related interest on its TLA totaling US$295.3 million.
Unsecured Revolving Credit Facility
In May 2025, the Company terminated its undrawn US$600.0 million unsecured revolving credit facility.
Bridge Commitment
In June 2025, the Company cancelled its 364-day Bridge Commitment in conjunction with the new facilities noted below.
Debt Facilities - New
Senior Secured Credit Facilities
In May 2025, James Hardie International Group Limited ("JHIGL"), JH North America Holdings Inc. ("JHNAH"), James Hardie International Finance Designated Activity Company ("JHIF"), James Hardie US Holdings Limited ("JHUSHL") and James Hardie Building Products Inc. ("JHBP") entered into a Credit and Guaranty Agreement (the "Credit Agreement"), with Bank of America, N.A. ("BofA"), as administrative and collateral agent.
The Credit Agreement provides for senior secured credit facilities (the "Credit Facilities") in an aggregate principal amount of US$3.5 billion, with terms as follows:
•a senior secured term "A" loan facility in an aggregate principal amount of US$750 million (the "Term A-1 Facility"), maturing 30 May 2028 with interest at a Term Secured Overnight Financing Rate ("SOFR") plus a margin varying from 1.25% to 1.875%;
•a senior secured term "A" loan facility in an aggregate principal amount of US$1.75 billion (the "Term A-2 Facility" and, together with the Term A-1 Facility, the "Term Facilities"), maturing 30 May 2030 with interest at a Term SOFR plus a margin varying from 1.375% to 2.00%; and
•a senior secured revolving credit facility in an aggregate principal amount of US$1.0 billion (the "Revolving Facility"), which includes a US$100 million sublimit for the issuance of letters of credit and a US$50 million sublimit for the borrowing of swing line loans, maturing 30 May 2030. Interest on the Revolving Facility will be at a Term SOFR plus a margin varying from 1.375% to 2.00%, and unutilized commitments are subject to a per annum fee ranging from 0.20% to 0.30%.
Debt issuance costs incurred in connection with the Credit Facilities are recorded as an offset to Long-term debt on the Company's condensed consolidated balance sheet as of 30 June 2025. These costs will be amortized as interest expense using the effective interest method over the stated terms.
As of 30 June 2025, no amounts were outstanding on the Credit Facilities. On 1 July 2025, the Company drew down the entire US$2.5 billion on the Term Facilities to fund a portion of the cash consideration for the AZEK acquisition.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2031 and 2032 Senior Secured Notes
In June 2025, JHNAH completed its private offering of US$1.7 billion aggregate principal amount of senior secured notes (the "Notes"). The Notes were issued at par with US$700 million due 31 January 2031 (the "2031 Notes") and the remaining US$1.0 billion due 31 July 2032 (the "2032 Notes"). The 2031 Notes bear interest at a rate of 5.875% per annum and the 2032 Notes bear interest at a rate of 6.125% per annum.
As of 30 June 2025, the proceeds of the Notes were held in escrow pending the satisfaction of certain escrow release conditions, which were met on 1 July 2025. The Company used the net proceeds from the Notes, together with proceeds of the Term Facilities and cash on hand, to (i) finance the aggregate cash consideration of the acquisition of AZEK (ii) to repay and terminate AZEK's existing debt and (iii) to pay fees and expenses related to the acquisition.
Debt issuance costs incurred in connection with the 2031 and 2032 Notes are recorded as an offset to Long-term debt on the Company’s condensed consolidated balance sheet as of 30 June 2025. These costs will be amortized as interest expense using the effective interest method over the stated terms.
The indenture governing the 2031 and 2032 Notes contains covenants that limit the ability of the Company and any of its restricted subsidiaries, to, among other things: create liens on certain assets to secure debt and to enter into certain sale-leaseback transactions.
The obligations under the Credit Facilities and Notes are (i) jointly and severally guaranteed on a senior secured basis by JHIGL, JHNAH, JHIF, JHUSHL and JHBP and; (ii) are secured by a lien on the equity interests of certain direct wholly owned material US restricted subsidiaries of JHIGL and the borrowers that are not restricted from being pledged pursuant to applicable regulatory requirements or applicable law.
As of 30 June 2025, the Company was in compliance with all of its covenants contained in the senior unsecured notes, Senior Secured Credit Facilities and Senior Secured Notes.
Off Balance Sheet Arrangements
As of 30 June 2025, US$600.0 million of the US$1.0 billion Revolving Facility was available to draw, as the remainder was subject to escrow conditions which were met on 1 July 2025. The Company had no outstanding borrowings under the Revolving Facility, and had US$6.0 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$594.0 million of available borrowing capacity under the Revolving Facility.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

6.  Asbestos
The following is a detailed rollforward of the Net Unfunded Amended and Restated Final Funding Agreement ("AFFA") liability, net of tax, for the three months ended 30 June 2025.

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2025	$(983.6)	$28.7	$213.7	$0.7	$(740.5)	$284.5	$37.9	$(418.1)
Asbestos claims paid	28.9	—	(28.9)	—	—	—	—	—
AICF claims-handling costs incurred (paid)	0.4	—	(0.4)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.3)	—	(0.3)	—	—	(0.3)
Insurance recoveries	—	(0.9)	0.9	—	—	—	—	—
Movement in income taxes	—	—	—	—	—	(7.4)	(31.2)	(38.6)
Other movements	—	—	2.0	0.3	2.3	(0.6)	(0.1)	1.6
Effect of foreign exchange	(40.9)	1.1	8.6	0.2	(31.0)	11.7	1.0	(18.3)
Closing Balance - 30 June 2025	$(995.2)	$28.9	$195.6	$1.2	$(769.5)	$288.2	$7.6	$(473.7)
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended	For the Years Ended 31 March
	30 June 2025	2025	2024	2023	2022	2021
Number of open claims at beginning of period	482	379	359	365	360	393
Number of new claims
Direct claims	91	443	410	403	411	392
Cross claims	29	210	154	152	144	153
Number of closed claims	166	550	544	561	550	578
Number of open claims at end of period	436	482	379	359	365	360
Average settlement amount per settled claim	A$280,000	A$327,000	A$289,000	A$303,000	A$314,000	A$248,000
Average settlement amount per case closed [1]	A$225,000	A$291,000	A$262,000	A$271,000	A$282,000	A$225,000

Average settlement amount per settled claim	US$179,000	US$213,000	US$190,000	US$208,000	US$232,000	US$178,000
Average settlement amount per case closed [1]	US$144,000	US$190,000	US$172,000	US$186,000	US$208,000	US$162,000
[1] The average settlement amount per case closed includes nil settlements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
AICF Funding
During fiscal year 2026, the Company will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. The first payment of A$48.4 million was made on 1 July 2025.
For the three months ended 30 June 2025, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as held to maturity investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 30 June 2025:

Date Invested	Maturity Date	Interest Rate	A$ Millions
April 2025	7 April 2026	4.16%	90.0
January 2025	27 January 2026	4.87%	60.0
October 2024	17 October 2025	4.94%	70.0
July 2024	24 July 2025	5.25%	60.0
7. Derivative Instruments
In May 2025, the Company entered into an interest rate swap agreement with BofA to manage interest rate risk related to the Company’s Term Facilities by swapping variable interest at a rate based on SOFR with a fixed rate of 3.79%. The interest rate swap agreement has a notional amount of US$1.0 billion and will expire on 30 June 2028.
As of 30 June 2025, the Company did not meet the requirements to designate the swap as a cash flow hedge under Accounting Standards Codification 815 as the underlying Term Facilities were contingent on the closing of the AZEK acquisition.
The fair value of the interest rate swap is estimated by using a valuation model based on observable market data, including yield curves. For the three months ended 30 June 2025, the Company recorded a loss of US$11.6 million in Other expense (income), net.
The fair value of the interest rate swap and classification on the condensed consolidated balance sheets is as follows:

			Fair Value as of
(Millions of US dollars)	Fair Value Hierarchy	Balance Sheet Location	30 June 2025	31 March 2025
Interest rate swap	Level 2	Other current liabilities	$12.0	$—

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these condensed consolidated financial statements.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and is defending the matter vigorously. Currently, this matter is set for trial starting late July 2026. As of 30 June 2025, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation. As of 30 June 2025, the matter is ongoing and the Company has not recorded a reserve as it believes its tax position is more likely than not to be sustained. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

9.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2025, the Company paid taxes, net of refunds, of US$4.9 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction and foreign taxes on domestic income.
Deferred income taxes include net operating loss carry-forwards. At 30 June 2025, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$79.9 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2025, the Company recognized a tax deduction of US$24.8 million (A$38.7 million) for the current year relating to total contributions to AICF of US$549.1 million (A$774.0 million) incurred in tax years 2022 through 2025.
On 4 July 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, including reinstatement of federal bonus depreciation, deductions for domestic research and development expenditures, and modifications to the international tax framework. The Company is currently evaluating the impact of OBBBA on the Company’s condensed consolidated financial statements.
10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2025	2024
Liability Awards	$4.0	$(1.9)
Equity Awards	6.9	4.3
Total stock-based compensation expense	$10.9	$2.4
As of 30 June 2025, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$29.6 million and will be recognized over an estimated weighted average amortization period of 1.7 years.
11. Capital Management
On 13 November 2024, the Company announced a share buyback program to acquire up to US$300 million of its outstanding shares through 31 October 2025. There was no activity under this program as of 30 June 2025.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

12.  Segment Information
As of 30 June 2025, the Company has three reportable segments:
•North America Fiber Cement segment - Manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada.
•Asia Pacific Fiber Cement segment - Includes fiber cement products manufactured in Australia and sold in Australia and New Zealand.
•Europe Building Products segment - Includes fiber gypsum products manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.
The Company's General Corporate and unallocated Research and Development ("R&D") costs do not meet the applicable accounting guidance for separate disclosure as a reportable segment, and are reflected as reconciling items to consolidated Operating Income. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs, acquisition related costs and rental expense on the Company’s corporate offices, which are not allocated to the reportable segments. Unallocated R&D costs represent the costs incurred by the research and development centers which are costs not directly associated with one of our reportable segments. The Company does not report total assets by segment as the Company’s Chief Operating Decision Maker does not assess performance, or allocate resources based on segment assets.
The Company does not report Interest, net for each segment as the segments are not held directly accountable for interest.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is the Company’s segment information:

	Operating Income
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Total
For the three months ended 30 June 2025
Net sales	$641.8	$121.6	$136.5	$899.9
Cost of goods sold	401.3	69.3	92.4	563.0
Gross profit	240.5	52.3	44.1	336.9
Selling, general and administrative expenses	76.0	14.2	28.2	118.4
Other expenses [1]	3.3	0.3	0.8	4.4
Segment operating income	$161.2	$37.8	$15.1	$214.1

Reconciliation to consolidated operating income
Less: General Corporate [2] and Unallocated R&D costs				(75.5)
Consolidated operating income				$138.6

For the three months ended 30 June 2024
Net sales	$729.3	$135.3	$127.3	$991.9
Cost of goods sold	425.9	79.8	89.3	595.0
Gross profit	303.4	55.5	38.0	396.9
Selling, general and administrative expenses	73.8	14.0	25.5	113.3
Other expenses [1]	2.3	0.3	0.3	2.9
Segment operating income	$227.3	$41.2	$12.2	$280.7

Reconciliation to consolidated operating income
Less: General Corporate and Unallocated R&D costs				(45.3)
Consolidated operating income				$235.4
____________
1.Other expenses represent R&D costs and acquisition related expenses allocated to the segments.
2.Includes acquisition related expenses.

	Depreciation and Amortization
	Three Months Ended 30 June
(Millions of US dollars)	2025	2024
North America Fiber Cement	$43.6	$36.1
Asia Pacific Fiber Cement	5.2	4.8
Europe Building Products	6.8	7.5
General Corporate and R&D	0.9	1.4
Total	$56.5	$49.8

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Capital Expenditures
	Three Months Ended 30 June
(Millions of US dollars)	2025	2024
North America Fiber Cement	$73.9	$88.5
Asia Pacific Fiber Cement	13.7	14.6
Europe Building Products	12.9	25.7
General Corporate and R&D	2.7	1.0
Total	$103.2	$129.8
13.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following at 30 June 2025:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2025	$0.1	$1.4	$(59.7)	$(58.2)
Other comprehensive income	—	—	24.3	24.3
Balance at 30 June 2025	$0.1	$1.4	$(35.4)	$(33.9)
14.  Subsequent Event
On 1 July 2025, the Company completed its acquisition of AZEK under the terms of the previously announced Agreement and Plan of Merger in a cash-and-stock transaction resulting in 100% ownership of AZEK. Based on the closing stock price of A$40.77 per share and an exchange rate of 0.6579, this represents an implied total value of US$8.4 billion, including the value of share-based awards and the repayment of AZEK’s outstanding debt.
The Company funded the cash portion of the closing payment and related fees and expenses with net proceeds from the Notes and Term Facilities, and cash on-hand. Refer to Note 5 "Debt" for further details on the Company's debt facilities.
The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the acquisition. Due to the limited time between the acquisition date and the filing of this report, it is not practicable for the Company to disclose: (i) the allocation of purchase price to assets acquired and liabilities assumed as of the date of close, and (ii) pro forma revenues and earnings of the combined company for the period ended 30 June 2025.
Beginning with the second quarter fiscal year 2026 results, the Company intends to rename the North America Fiber Cement segment as Siding & Trim, which will include the on-going James Hardie fiber cement business in North America and the newly acquired AZEK Exteriors business. The Company will also create a new segment, the Deck, Rail & Accessories segment, which will include the remainder of the newly acquired AZEK business. The current Asia Pacific Fiber Cement segment will be renamed to the Australia & New Zealand segment and the current Europe Building Products segment will be renamed to the Europe segment.